:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-51805

CUSIP Number 28413U-20-4

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

eLandia International Inc.
Full Name of Registrant

1500 Cordova Road, Suite 312
Address of Principal Executive Office (Street and Number)

Ft. Lauderdale, FL 33316
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant consummated two significant acquisitions during fiscal 2007, one of which was consummated in the fourth quarter of 2007. The annual report on Form 10-K for the year ended December 31, 2007 will be the first consolidated annual report filed since these significant events occurred. Management requires additional time in which to consolidate the financial statements and prepare the annual report.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Harley L. Rollins	(954)	728-9090
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The consolidated statement of operations for the year ended December 31, 2007 will reflect, among other things, the two acquisitions and will reflect a significant change in results of operations. Specifically, revenue for the year ended December 31, 2007, was approximately $144 million, compared to revenue of $38 million for the year ended December 31, 2006. Net loss for the year ended December 31, 2007, will be approximately $31 million, compared to a net loss of $5 million for the year ended December 31, 2006.

ELANDIA INTERNATIONAL INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2008	By:	/s/ Harley L. Rollins
Harley L. Rollins,
Chief Financial Officer

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